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NEWS RELEASE
MacKenzie Partners, Inc.
156 Fifth Avenue
New York, New York 10018

CONTACT:

Grace Protos
-----------------------------
(212) 929-5500 (call collect)
(800) 322-2885

FOR IMMEDIATE RELEASE:

          INTERNATIONAL TECHNOLOGY CORPORATION COMMENCES TENDER OFFER
                       FOR OHM CORPORATION COMMON STOCK

  PITTSBURGH, PENN., JAN. 16, 1998-INTERNATIONAL TECHNOLOGY CORPORATION (NYSE:ITX), announced today that its wholly-owned subsidiary IT-Ohio, Inc. has commenced a previously announced tender offer for the purchase of 13,933,000 shares of OHM CORPORATION (NYSE:OHM) common stock at a price of $11.50 per share, net to each tendering shareholder in cash. The offer is being made pursuant to the previously announced merger agreement among ITX, IT-Ohio, Inc., and OHM pursuant to which IT-Ohio, Inc. would combine with OHM in a two-step transaction, the first consisting of a cash tender offer for 13,933,000 OHM shares (approximately 50.6% of the outstanding common stock of OHM). Following the consummation of the tender offer, IT-Ohio would be merged into OHM, OHM would become a wholly-owned subsidiary of ITX and the remaining outstanding shares of OHM common stock would be converted into the right to receive 1.394 shares of ITX common stock (subject to adjustment in certain circumstances).

  The offer is conditioned upon, among other things, there being validly tendered by the Expiration Date, and not withdrawn, at least 13,933,000 shares of OHM Common Stock. The offer, proration period and withdrawal rights of shareholders wishing to participate in the tender offer will expire at 9 a.m., New York City time, on Tuesday, February 17, 1998, unless ITX elects (subject to the terms of its agreement with OHM) to extend the offer. MacKenzie Partners, Inc. is acting as information agent.

  ITX is a leading global environmental infrastructure solutions firm. The Company provides a full range of technology-driven, value-added consulting, engineering and construction capabilities through a network of more than 40 offices in the U.S. and select international locations.

  OHM is a leading diversified services firm, providing a broad range of outsourced services for government and private sector clients. The Company has worked at 300 military bases on projects for the U.S. Army Corps of Engineers, the U.S. Departments of the Navy and the Air Force as well as projects for the U.S. Environmental Protection Agency and the Department of Energy. Private sector clients include those in petroleum, chemical, transportation and general manufacturing.